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Exhibit 99.10

May 27, 2010

Dear Series I Warrantholder:

        As you know, World Color Press Inc. ("World Color Press") and Quad/Graphics, Inc. ("Quad/Graphics") have entered into an arrangement agreement pursuant to which Quad/Graphics will acquire World Color Press (the "Arrangement"). The Arrangement is being submitted for approval at a special meeting of World Color Press shareholders to be held on June 25, 2010.

        Your Series I Warrants of World Color Press (the "Warrants") may become exercisable prior to the completion of the Arrangement if either of the following occurs:

  •
  the Effective Price of the common shares ("Common Shares") of World Color Press, as determined by the directors in accordance with the World Color Press warrant indenture, equals or exceeds U.S.$13.00 per share in connection with the Arrangement; or

  •
  the volume-weighted average trading price of the Common Shares for any 30 consecutive trading days, as determined under the World Color Press warrant indenture, equals or exceeds U.S.$13.00.

        If your Warrants do not become exercisable or are not exercised by you, each Warrant outstanding immediately prior to the Arrangement becoming effective will either be cancelled for no consideration or purchased for cancellation for a cash amount (the "Cancellation Amount"), depending on the Effective Price per Common Share.

        The Effective Price and the Cancellation Amount will be announced no later than five days prior to the closing of the Arrangement by way of press release, will be published twice in The Globe and Mail and will be available at www.sedar.com and at www.sec.gov.

        The enclosed Letter of Transmittal may be used to exercise the Warrants or to direct payment of the Cancellation Amount (if any), depending on whether or not the Warrants become exercisable prior to the completion of the Arrangement.

        We recommend that you complete your Letter of Transmittal and deposit it, along with the certificate(s) representing your Warrants, with Computershare Trust Company of Canada as soon as possible. You will not be able to exercise your Warrants pursuant to a Letter of Transmittal submitted after the last business day preceding the effective date of the Arrangement. By depositing your Warrants and Letter of Transmittal in a timely manner, you will ensure that if your Warrants become exercisable before the completion of the Arrangement, they will be exercised. If the Warrants do not become exercisable, your deposit will ensure prompt payment of the Cancellation Amount. You may revoke your deposit at any time before 5:00 p.m. (Eastern Time) on the last business day preceding the effective date of the Arrangement.

        For further information, please refer to the Letter of Transmittal or contact Computershare Trust Company of Canada at 1-800-564-6253 (email: corporateactions@computershare.com) or your broker or other financial advisor.

Sincerely,

WORLD COLOR PRESS INC.

Mark A. Angelson
Chairman of the Board and Chief Executive Officer

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  Exhibit 99.10
  WORLD COLOR PRESS INC.